EXHIBIT 23.1

                          Independent Auditors' Consent

The Board of Directors
LaserSight Incorporated:

We consent to the use of our audit report dated March 21, 2003 with respect to the consolidated financial statements of LaserSight Incorporated and subsidiaries (the Company) as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, incorporated by reference herein, and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated March 21, 2003 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net accumulated deficit, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                  /s/ KPMG LLP

St. Louis, Missouri
April 2, 2003